The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

January 15, 2008

Ms. Donna Levy, Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3292
Fax: (202) 772-9220

Re:	Coil Tubing Technology Holdings, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
File No. 333-144677
Filed December 12, 2007

Dear Ms. Levy,

In response to your comment letter dated January 7, 2008, Coil Tubing Technology Holdings, Inc. (the “Company,” “we,” and “us”) is responding to your comments. Additionally, as the Company has been delayed in obtaining responses to question 6 and questions 19 through 23 (the “Auditing Comments”), those questions have not been answered herein, and will be addressed by a separate response letter to be filed at a later time.  The Company requests that the Staff review and provide further comments, if needed, on the below responses in advance of the Company’s responses to the Auditing Comments, for the sake of time and to help speed up the review of the Company’s Registration Statement.

General

1.     Tell us whether the spin-off is contingent on obtaining the approval of the shareholders of your parent. If it is, tell us how your parent intends to comply with Section 14 of the Securities Exchange Act of 1934.

RESPONSE:

The Company currently believes that the approval of the shareholders of Coil Tubing is required to affect the spin-off, which approval the Company is assured due to the Series A Preferred Stock held by Jerry Swinford.  Coil Tubing currently anticipates taking steps to file a Preliminary Schedule 14c with the Commission to announce a meeting of the shareholders of Coil Tubing to approve the spin-off.

2.    We note your response to our prior comments 3(a), (b) and (c). Please add to Part 1, page 5, of the prospectus the information provided in your response.

RESPONSE:

       We have revised the Registration Statement to include the information you have requested under “Description of Business.”

3.    We reissue our prior comment 4(c). With a view towards disclosure in the prospectus, please provide us with a more complete description of the corporate history of your parent, Coil Tubing. Specifically, please tell us whether, notwithstanding the reporting delinquencies of IPMC, you considered Coil Tubing a reporting public company after the 2005 acquisition and merger. We note the statement in the Agreement and Release that "alternatives were evaluated and developed to allow [Coil Tubing] to be a separate, distinct reporting public company."

RESPONSE:

       Coil Tubing is the result of Grifco’s acquisition of IPMC Holdings Corp. and related “reverse merger.”  Coil Tubing’s current management, Jerry Swinford, was not involved in negotiating or effecting the transaction.  Thus, he was not aware of Coil Tubing’s reporting obligations pursuant to the Securities Act of 1934, as amended, until sometime well after the 2005 acquisition and merger.  As a result, Mr. Swinford did not consider Coil Tubing a reporting company until such time as he became aware of its reporting obligations.

       The wording in the Agreement and Release that “alternatives were evaluated and developed to allow [Coil Tubing] to be a separate, distinct reporting company” were in reference to the fact that Mr. Swinford was previously unaware of its reporting obligations and that once he was aware, he attempted to gather the information necessary to bring Coil Tubing current in its filing obligations.  However, Coil Tubing was found to be unauditable because IPMC’s historical financial information was not available.  As a result, Mr. Swinford, with the assistance of counsel, determined that the best course of action would be to file this Registration Statement for the Company.

4.     We note your response to our prior comment 4(d). Please add to the prospectus the identity of the shareholders of IPMC that you provided in your response to us.

RESPONSE:

We have revised the Registration Statement to include the information you have requested under “Description of Business” and to include the following information as you have requested:

“Coil Tubing had 14,200,794 outstanding shares prior to its entry into the Exchange Agreement which shares were held by an aggregate of approximately 310 shareholders.  Of the 14,200,794 outstanding shares, 6,333,334 shares, representing 44.6% of Coil Tubing’s outstanding stock were held by Ramsy Holding Corp., 3,401,361 shares, representing 23.9% of Coil Tubing’s outstanding stock were held by Mercatus and Partners Ltd., and 2,223,334 shares, representing 15.7% of Coil Tubing’s outstanding stock was held by The Myrtle Heim Declaration Trust.  No other shareholders accounted for more than 5% of Coil Tubing’s outstanding common stock other than the shareholders described above, and the Company is not aware of the beneficial owners of the shares described above.”

5.     We note your response to our prior comment 4(e). Please add a description of each of the series of preferred stock issued by Coil Tubing.

RESPONSE:

         We have revised the Registration Statement to include a new section “Description of Preferred Stock of Coil Tubing,” under the heading “Description of Securities” as follows:

“DESCRIPTION OF PREFERRED STOCK OF COIL TUBING

Coil Tubing designated 1,000,000 shares of Series A Preferred Stock, $0.001 par value per share in May 2007 (the "Coil Tubing Series A Preferred Stock"). The Coil Tubing Series A Preferred Stock have no dividend rights, no liquidation preference, no redemption rights and no conversion rights. Shortly thereafter, Coil Tubing granted all 1,000,000 shares of such Coil Tubing Series A Preferred Stock to its sole officer and Director, Jerry Swinford. The 1,000,000 shares of Coil Tubing Series A Preferred Stock have the right, voting in aggregate, to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote. Additionally, Coil Tubing shall not adopt any amendments to Coil Tubing's Bylaws, Articles of Incorporation, as amended, make any changes to the Certificate of Designations establishing the Coil Tubing Series A Preferred Stock, or effect any reclassification of the Coil Tubing Series A Preferred Stock, without the affirmative vote of at least 66-2/3% of the outstanding shares of Coil Tubing Series A Preferred Stock. However, Coil Tubing may, by any means authorized by law and without any vote of the holders of shares of Coil Tubing Series A Preferred Stock, make technical, corrective, administrative or similar changes to such Certificate of Designations that do not, individually or in the aggregate, adversely affect the rights or preferences of the holders of shares of Coil Tubing Series A Preferred Stock.

In May 2007, we and Coil Tubing entered into an 1) Agreement and Release and 2) a Novation of Agreement For Exchange of Common Stock (collectively the “Release and Restatement”) with Grifco, our Chief Executive Officer and Director, Jerry Swinford and James Dial, the Chief Executive Officer of Grifco. Pursuant to the Release and Restatement, the parties agreed that Grifco would distribute the 75,000,000 shares of Coil Tubing which it held (which shares were received in connection with the Exchange Agreement, described above, which shares have been distributed to date) to its shareholders (which shareholders will participate in the Distribution) and Coil Tubing would issue Grifco 1,000,000 shares of Series B Preferred Stock, which will have no voting rights and will not participate in the Distribution, but will be convertible into 20,000,000 shares of Coil Tubing common stock, if Grifco exercises its option to purchase the Coil Tubing Series A Preferred Stock of Coil Tubing. The “Option Period” which allows Grifco the right to purchase the Coil Tubing Series A Preferred Stock of Coil Tubing for aggregate consideration of $100 lasts two (2) years from the date Mr. Swinford no longer desires to hold the Coil Tubing Series A Preferred Stock of Coil Tubing.  The Company anticipates that Mr. Swinford will no longer desire to hold the Coil Tubing Series A Preferred Stock of Coil Tubing at such time as we have conducted our distribution.“

6.     We note your responses to our prior comments 4(f) and (g), and reissue them in part. State how the issuances of stock were accounted for.

         This question will be addressed by the Company and filed in a separate response letter on Edgar.

7.     We reissue our prior comment 5(c). Please explain in better detail your statements that, "In November 2005, Coil Tubing Technology, Inc., our parent (then named IPMC Holdings Corp. "Coil Tubing"), we and Grifco entered into an Agreement For Exchange of Common Stock (the "Exchange Agreement"), whereby Coil Tubing agreed to exchange 75,000,000 newly issued shares of its common stock for 100% of our outstanding shares. As a result of the Exchange Agreement, we became a wholly owned subsidiary of Coil Tubing." Specifically, tell us how many shares of Coil Tubing were outstanding subsequent to this exchange, who held the 75 million shares, and the identity of Coil Tubing's other major shareholders.

RESPONSE:

        As stated in the disclosure, although the agreement was called an Agreement for Exchange of Common Stock, the 75,000,000 shares of common stock issued to Grifco in connection with the Exchange Agreement were newly issued shares.  Grifco held the 75,000,000 shares after they were issued to Grifco in connection with the Exchange Agreement.

        Additionally, as stated under “Description of Business” in the Registration Statement:

        “In November 2005, IPMC Holdings Corp., a Florida corporation, we and Grifco entered into an Agreement For Exchange of Common Stock (the “Exchange Agreement”), whereby IPMC Holdings Corp. agreed to exchange 75,000,000 newly issued shares of its common stock (representing approximately 89% of IPMC Holdings Corp.’s then outstanding stock, based on 14,200,794 shares of IPMC Holdings Corp.’s outstanding common stock prior to the exchange) to Grifco for the 51,000 pre Forward Split shares of common stock (20,000,000 shares post Forward Split), representing 100% of our outstanding shares, which Grifco held subsequent to the Purchase Agreement (described above).”

        The total number of outstanding shares subsequent to the exchange was 75,000,000 + 14,200,794 = 89,200,794 shares.  The shareholders of Coil Tubing, as disclosed in the Company’s previous response letter and which pursuant to your comments in your latest comment letter have been added to the disclosure under “Description of Business” as follows:

“Coil Tubing had 14,200,794 outstanding shares prior to its entry into the Exchange Agreement which shares were held by an aggregate of approximately 310 shareholders.  Of the 14,200,794 outstanding shares, 6,333,334 shares, representing 44.6% of Coil Tubing’s outstanding stock were held by Ramsy Holding Corp., 3,401,361 shares, representing 23.9% of Coil Tubing’s outstanding stock were held by Mercatus and Partners Ltd., and 2,223,334 shares, representing 15.7% of Coil Tubing’s outstanding stock was held by The Myrtle Heim Declaration Trust.  No other shareholders accounted for more than 5% of Coil Tubing’s outstanding common stock other than the shareholders described above, and the Company is not aware of the beneficial owners of the shares described above.”

8.      We reissue our prior comment 6. Please provide us with more informationrelating to the August 2007 distribution by Grifco to its shareholders of the 75 million shares of Coil Tubing that Grifco holds. Specifically, tell us:

a.       The number of shareholders of Grifco and the exemption relied upon to distribute the shares without registration.

b.               The value of the total assets of Grifco.

RESPONSE

On or around July 24, 2007, Grifco posted an information statement on Pinksheets.com, which it prepared with information provided by Coil Tubing.  Prior to the distribution, Coil Tubing was a majority owned subsidiary of Grifco, but Coil Tubing had separate management and officers than Grifco.  In particular, Coil Tubing and the Company had and still have no knowledge of Grifco’s operation or its shareholders’ ownership.  In particular, neither Coil Tubing and the Company nor their officers know the total number of shareholders of Grifco at the time of the distribution or the value of the total assets of Grifco.

Information Required in Prospectus

9.     We note the parenthetical disclosure that the 75,000,000 newly issued shares of IPMC Holdings Corp common stock represented approximately 89% of Coil Tubing's then outstanding stock. As such, the first time you mention IPMC Holdings Corp., please clarify that this is the former name of your parent, Coil Tubing Technology, Inc.

RESPONSE:

        We have updated the amended registration statement under the summary section and under description of business, to read as follows (new information is underlined):

“In November 2005, IPMC Holdings Corp., a Florida corporation (which is a delinquent filer with the Commission. and which is the former name of our parent corporation, Coil Tubing), we and Grifco entered into an Agreement For Exchange of Common Stock (the “Exchange Agreement”), whereby IPMC Holdings Corp. agreed to exchange 75,000,000 newly issued shares of its common stock (representing approximately 89% of Coil Tubing’s then outstanding stock, based on 14,200,894 shares of Coil Tubing’s outstanding common stock prior to the exchange) to Grifco for the 51,000 pre Forward Split shares of stock (20,000,000 shares post Forward Split), representing 100% of our outstanding shares, which Grifco held subsequent to the Purchase Agreement (described above). As a result of the Exchange Agreement, we became a wholly owned subsidiary of IPMC Holdings Corp. and IPMC Holdings Corp. became a majority owned subsidiary of Grifco.  We had no role in the Exchange Agreement, other than in certifying certain disclosures made about the Company in the Exchange Agreement, and being the entity exchanged from Grifco to IPMC Holdings Corp.”

Description of business:

“In November 2005, IPMC Holdings Corp., a Florida corporation, we and Grifco entered into an Agreement For Exchange of Common Stock (the “Exchange Agreement”), whereby IPMC Holdings Corp. (which is the former name of our parent corporation, Coil Tubing) agreed to exchange 75,000,000 newly issued shares of its common stock (representing approximately 89% of IPMC Holdings Corp.’s then outstanding stock, based on 14,200,794 shares of IPMC Holdings Corp.’s outstanding common stock prior to the exchange) to Grifco for the 51,000 pre Forward Split shares stock (20,000,000 shares post Forward Split), representing 100% of our outstanding shares, which Grifco held subsequent to the Purchase Agreement (described above). As a result of the Exchange Agreement, we became a wholly owned subsidiary of IPMC Holdings Corp. and IPMC Holdings Corp. became a majority owned subsidiary of Grifco (which held 75,000,000 shares of IPMC Holdings Corp. as a result of the Exchange Agreement).  We had no role in the Exchange Agreement, other than in certifying certain disclosures made about the Company in the Exchange Agreement, and being the entity exchanged from Grifco to IPMC Holdings Corp.  IPMC Holdings Corp. had approximately 310 shareholders of record prior to the Exchange Agreement.”

10.     Please modify your disclosure in the third paragraph on page 5, regarding the 75 million shares that IPMC Holding Corp. issued to Grifco, to explain why you are comparing this to the outstanding shares of Coil Tubing Technology Inc.

RESPONSE:

The Company has revised the disclosures you referenced as follows:

           Summary:

“In November 2005, IPMC Holdings Corp., a Florida corporation (which is a delinquent filer with the Commission and which is the former name of our parent corporation, Coil Tubing), we and Grifco entered into an Agreement For Exchange of Common Stock (the “Exchange Agreement”), whereby IPMC Holdings Corp. agreed to exchange 75,000,000 newly issued shares of its common stock (representing approximately 89% of its then outstanding stock, based on 14,200,894 shares of outstanding common stock prior to the exchange) to Grifco for the 51,000 pre Forward Split shares of stock (20,000,000 shares post Forward Split), representing 100% of our outstanding shares, which Grifco held subsequent to the Purchase Agreement (described above). As a result of the Exchange Agreement, we became a wholly owned subsidiary of IPMC Holdings Corp. and IPMC Holdings Corp. became a majority owned subsidiary of Grifco.  We had no role in the Exchange Agreement, other than in certifying certain disclosures made about the Company in the Exchange Agreement, and being the entity exchanged from Grifco to IPMC Holdings Corp.”

Description of Business:

“In November 2005, IPMC Holdings Corp., a Florida corporation, we and Grifco entered into an Agreement For Exchange of Common Stock (the “Exchange Agreement”), whereby IPMC Holdings Corp. (which is the former name of our parent corporation, Coil Tubing) agreed to exchange 75,000,000 newly issued shares of its common stock (representing approximately 89% of IPMC Holdings Corp.’s then outstanding stock, based on 14,200,794 shares of IPMC Holdings Corp.’s outstanding common stock prior to the exchange) to Grifco for the 51,000 pre Forward Split shares stock (20,000,000 shares post Forward Split), representing 100% of our outstanding shares, which Grifco held subsequent to the Purchase Agreement (described above). As a result of the Exchange Agreement, we became a wholly owned subsidiary of IPMC Holdings Corp. and IPMC Holdings Corp. became a majority owned subsidiary of Grifco (which held 75,000,000 shares of IPMC Holdings Corp. as a result of the Exchange Agreement).  We had no role in the Exchange Agreement, other than in certifying certain disclosures made about the Company in the Exchange Agreement, and being the entity exchanged from Grifco to IPMC Holdings Corp.  IPMC Holdings Corp. had approximately 310 shareholders of record prior to the Exchange Agreement.”

11.   Expand your disclosure to briefly describe the reasons Grifco entered into the Exchange Agreement and the continuing involvement of Grifco in the ownership of your parent after the exchange with IPMC, ending with the Grifco spin-off of your parent in August 2007. In the alternative add a cross reference to where you discuss this later in the prospectus.

RESPONSE:

        The Company has added the following discussion of the reasons for the Purchase Agreement and Exchange Agreement under “Description of Business”:

“Prior to March 2005, the Company’s sole operations were the development and introduction of new tool technology to the oil field coiled tubing market segment.  The Company brought this new technology to the market place through the development of proprietary tools and rented or leased “highly specialized” tools to the coiled tubing market place.  Prior to March 2005, Grifco sold and marketed various products, including a limited number of coil tubing products, but those were not its exclusive product line.  Additionally, the “generic” products that Grifco sold were not protected by any patent or trademark rights and such products were sold by numerous competitors.  As a result, it is believed that Grifco products often had to be heavily discounted in order to compete with other manufacturers of similar products in the market place.  It is Mr. Swinford’s understanding that Grifco entered into the acquisition of the Company in March 2005, to enable Grifco to expand its business by utilizing the Company’s proprietary tool lines and increase its revenue through tool rentals (leasing) of the Company’s proprietary products.  It is believed that Grifco intended that the coupling of the Company’s proprietary products with Grifco’s existing fleet of generic tools would allow Grifco to allow it to increase the pricing of its generic products, and to “pull-up” the perception of Grifco’s existing tool lines.

However, immediately following the acquisition of the Company, Grifco found that the Company’s existing customer base would not do business with Grifco as they viewed Grifco as a competitor, due to the well site service which Grifco also participated in.  Additionally, instead of Grifco being able to rent its generic tools without a substantial discount when rented along side the Company’s tools, Grifco’s sales and the prices it charged for its products were not helped from the acquisition, and instead the Company’s customers notified the Company that they would not do business with the Company because it was now connected with Grifco, and such customers believed that Grifco would provide substandard products.

With the fundamental objective in acquiring the Company failing to come about, Grifco’s management determined it would be in the best interests of its shareholders if the Company’s portion of the business was a standalone entity, which would once again focus solely on proprietary tools and equipment.  In an effort to create such a stand along entity, Grifco acquired approximately 89% of IPMC Holdings Corp. in November 2005, as described below, in exchange for the Company and the Company’s proprietary coil tubing business therein.”

Risk Factors General

12.    Add a risk factor that fully discusses the risk to you in completing your distribution given the uncertainty as to the identity of your parent's beneficial owners due to the possibility that Grifco may not have distributed the shares of your parent to all of its shareholders. State, for example, whether you may have to issue more shares than what you have registered on the SB-2, and whether any actions have been filed against you, or to your knowledge, Grifco.

RESPONSE:

We have added the following risk factor to the amended Registration Statement:

“THERE IS A RISK THAT WE WILL NOT BE ABLE TO COMPLETE THE DISTRIBUTION AND/OR THAT WE WILL BE REQUIRED TO ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK TO FUTURE SHAREHOLDERS OF COIL TUBING IN CONNECTION WITH THE DISTRIBUTION DUE TO THE FACT THAT GRIFCO MAY NOT HAVE PROPERLY AFFECTED ITS DISTRIBUTION.

As described above, we believe that Grifco may have left certain shareholders out of its distribution of 75,000,000 of Coil Tubing’s shares of common stock to its shareholders and/or may not have provided certain of its shareholders with the proper number of shares of Coil Tubing’s common stock based on its previous disclosures and the record date of its spin-off.  As a result, we may be delayed from completing our Distribution and/or may be prevented from completing our Distribution because there may be uncertainty as to the identity of certain Coil Tubing’s shareholders.  There may be additional shareholders of Grifco, which are due shares of Coil Tubing, and which should therefore participate in our Distribution, but which are not properly part of Coil Tubing’s shareholders reports.  If we discover that additional shareholders should have been issued shares of common stock in Coil Tubing in connection with Grifco’s distribution of the shares of Coil Tubing which it held, which shares were not issued and/or that current shareholders of Coil Tubing should have received more shares then they did in connection with Grifco’s distribution, we could be required to register and issue additional shares of the Company other than the shares registered herein.  If that were to occur, any shareholders of the Company would face immediate and potentially substantial dilution. Additionally, if we are required to issue additional shares and/or register additional shares not distributed in connection with the Distribution, we could face additional costs and fees associated with amending this registration or filing additional registration statements and providing additional notice to all of the required parties to affect such distribution.  As of the date of this filing, we are not aware of any actions filed against us or Grifco by shareholders of Grifco seeking shares of Coil Tubing in connection with Grifco’s potentially incomplete distribution.”

Risks Relating to Our Securities

"We may have potential liability...,"

13.	We note your response to our prior comment 12. Please place the risk that you discuss in regard to the possible conflict of interest into a separate risk factor.

RESPONSE:

        The Company has revised its disclosure to include the following separate risk factor as you have requested:

“WE OR OUR CHIEF EXECUTIVE OFFICER, JERRY SWINFORD, MAY FACE CONFLICTS OF INTEREST BETWEEN US, COIL TUBING AND/OR GRIFCO IN CONNECTION WITH THIS DISTRIBUTION AND THE RESULTS OF THE GRIFCO DISTRIBUTION.

Because Mr. Swinford held shares of Grifco as of the record date and was therefore entitled to receive shares of Coil Tubing in connection with Grifco’s distribution, but was not issued such shares, the Grifco distribution could cause a conflict of interest between Grifco and us, which could similarly have an adverse effect on our results of operations.  A potential conflict between us and Grifco could arise as the shareholders of Grifco who did not receive shares of Coil Tubing in the Grifco distribution (and who will therefore not receive shares of the Company) could seek shares of the Company from us.  It is likely that without filing an amended registration statement, a new registration statement, issuing them restricted shares or otherwise finding a valid exemption from registration, and without them providing us valid consideration for the issuances we will not be able to issue shares to them. As a result, we may have conflicts with Grifco regarding the deficiency of its distribution and the fact that such Grifco distribution could cause us to be subject to disputes and/or litigation between shareholders of Grifco who did not receive shares of Coil Tubing in the Grifco distribution.  If we are forced to spend material resources and/or time in connection with resolving disputes with Grifco or its shareholders, it could divert time and resources we would otherwise spend on our operations, and could cause our results of operations to be adversely affected and/or could cause the value of our securities to decline in value or become worthless.”

Questions and answers concerning the stock distribution What is the company's connection with Grifco?

14.           We note your response to our prior comment 15. Expand your disclosure to discuss Grifco's continuing relationship with you as your indirect parent until the spin-off of your parent in August 2007 and that fact that it owns preferred stock in your parent. Also provide a cross reference to the risk factor discussing Grifco's spin off of your parent and possible liability issues arising from the spin off.

RESPONSE:

         We have revised the section you reference as follows (new information is underlined):

What is the Company’s connection with Grifco?

The Company was, from March 2005 until November 2005, a wholly owned subsidiary of Grifco.  Additionally, from March 2005, until March 2007, Grifco provided cash contributions to our subsidiary, Coil Tubing Technology, Inc., a Texas corporation (“CTT”), for the benefit of Coil Tubing, as the Company, through its subsidiary, CTT, represented all of Coil Tubing’s operations. Such cash contributions totaled approximately $500,000 from the date of the Exchange until May 2006, and a portion ($75,000) of the contributions were treated as loans.  These loans were repaid in full in the second quarter of 2007. The contributions provided by Grifco were used by us for working capital and to pay certain expenses including legal and accounting fees associated with the spin-off of Coil Tubing from Grifco, and to rebuild the Company’s machine shop, and to repair and replace certain coil tubing machinery, including the Company’s computer numerical control (“CNC”) equipment, which was damaged while under the control of Grifco.  Until approximately August 2007, Coil Tubing was a majority owned subsidiary of Grifco, and as a result, we were an indirect majority owned subsidiary of Grifco.  In August 2007, Grifco distributed approximately 75,000,000 shares of the common stock of Coil Tubing which it held to its shareholders as of May 1, 2006, and as a result, Coil Tubing ceased being a majority owned subsidiary of Grifco at that time.  The Company believes that there are certain risks associated with Grifco’s spin-off, which are described in greater detail above under “We May Have Potential Liability In Connection With Our Former Largest Shareholder’s, Grifco International, Inc.’s, Recent Distribution Of Shares Of Coil Tubing’s Common Stock To Its Shareholders.”

The Company does not currently have any relationship or affiliation with Grifco, other than that Grifco currently holds 1,000,000 shares of Series B Preferred Stock in Coil Tubing, which convert into 20,000,000 shares of Coil Tubing’s common stock (at the rate of 20 shares of common stock for each share of Series B Preferred Stock converted) assuming the prior purchase by Grifco of the outstanding shares of Series A Preferred Stock in Coil Tubing from Jerry Swinford, the sole officer and Director of Coil Tubing and the Company.  Grifco has the option to purchase the 1,000,000 shares of Series A Preferred Stock held by Mr. Swinford in Coil Tubing during the Option Period (the “Option”).  The Option allows Grifco the right to purchase the Series A Preferred Stock of Coil Tubing for aggregate consideration of $100.  The “Option Period,” lasts two (2) years from the date Mr. Swinford no longer desires to hold the Series A Preferred Stock of Coil Tubing, which date has not occurred..  Mr. Swinford does not anticipate selling his Series A Preferred Stock in Coil Tubing to Grifco until and unless the Distribution has successfully occurred.

Security ownership of certain beneficial owners and management Shareholders of Coil Tubing

15.   We note your response to our prior comment 16 and reissue it in part. State how you arrived at the figure of 335 shareholders for Coil Tubing.

RESPONSE:

         Coil Tubing’s shareholders list as of October 29, 2007, showed approximately 335 shareholders of record and the Company has clarified such in the amended Registration Statement.

Summary of 2007 Material Corporate Events and Agreements Regarding the Company.

16.   We note your response to our prior comment 17, Describe the errors in the original documentation relating to the IPMC and Grifco exchange. Add, if material, a risk factor that discusses any risk to investors due to the incorrect documentation.

RESPONSE:

     The Company has summarized the errors in the original documentation as follows:

    “The parties’ entered into the Release and Restatement because the original Exchange Agreement mistakenly referred to the Company as “Coil Tubing Technologies, Inc.” instead of “Coil Tubing Technology Holdings, Inc.””

    As stated in the introductory paragraphs of the Restatement and Novation, the intent of the Exchange Agreement was to transfer the proprietary tool portion of Grifco’s coil tubing business to Coil Tubing in exchange for 75,000,000 shares of IPMC which subsequently became Coil Tubing.  The Agreement incorrectly identified Coil Tubing Technologies, Incorporated, a Texas corporation, as the entity holding Grifco’s coiling tubing business.

    The Company (Coil Tubing Technology Holdings, Inc.) was a wholly owned subsidiary of Grifco and it in turn had two wholly owned subsidiaries: Coil Tubing Technology, Inc. (“CTT, Inc.”) and Precision Machining Resources, Inc. (“PMR”).  Both CTT, Inc. and PMR are Texas corporations.  Grifco did not (and does not) own an entity named “Coil Tubing Technologies, Incorporated.” However, the Agreement erroneously identified it as a subsidiary of Grifco.  The Restatement and Novation corrected the error by referencing the Company which was the party intended to be transferred in exchange for the shares of IPMC.

         In that the initial error is clearly a scriveners’ error and all of the entities that participated in the initial agreement also entered into the restated agreement, the Company believes that the error is not material.  As such, the Company does not believe that a risk factor is needed or that there is any risk to investors due to the originally incorrect documentation, as such agreements have since been amended to reflect the proper terms of those agreements, and the now corrected errors in such agreements were in non-material.

17.   We have read the disclosure you added in response to points (k), (m) and (n) of prior comment 1, pertaining to the Series A Preferred Stock of Coil Tubing Technology Inc. (Coil Tubing) held by Mr. Swinford; and the convertible Series B Preferred Stock of this entity held by Grifco International Inc. (Grifco). We understand that Grifco may only convert the Series B Preferred Stock to common shares of Coil Tubing after it acquires the Series A Preferred Stock from Mr. Swinford, which it may not do until he no longer desires to hold them. You indicate this may occur at the time of your distribution.

Expand your disclosure to clarify whether there are any scenarios under which Grifco could be entitled to shares of Coil Tubing Technology Holdings Inc., in association with the spin-off, as a result of this arrangement. Also disclose the percentage of your shares that Grifco will own after the spin-off, based on their holdings in Coil Tubing.

RESPONSE:

We have clarified under the discussion of the Release and Restatement that “Neither the Series A Preferred Stock nor Series B Preferred stock will participate in the Distribution, and because Mr. Swinford is not going allow the purchase of the Series A Preferred Stock of Coil Tubing by Grifco until after the successful completion of the Distribution, such Series B Preferred Stock will not be able to be converted into shares of Coil Tubing common stock and will therefore not be eligible for the Distribution.  Grifco does not currently hold any shares of our common stock or any shares of common stock of Coil Tubing and will not hold any shares of our common stock following the Distribution.”  Specifically, regardless of whether Grifco holds the Series A Preferred Stock or Series B Preferred Stock of Coil Tubing, Grifco will not receive any shares of the Company in connection with the distribution, as only the shareholders of Coil Tubing’s common stock will participate in the distribution.  Additionally, Grifco can only convert its shares of Series B Preferred Stock into shares of common stock of Coil Tubing after Mr. Swinford sells Grifco such Series A Preferred Stock, which Mr. Swinford will not allow until after the successful completion of the distribution.  As a result of the above, and the fact that Grifco does not currently hold any common stock of Coil Tubing which will be eligible to receive shares of the Company in connection with the distribution, Grifco will not receive any of the Company’s shares in connection with the distribution.

Financial Statements – Interim

Note 4 - Stockholders Equity, page F-7

18.    Expand your disclosure under footnote (5) on page 33 as necessary to clarify how Grifco may convert the Series B Preferred Stock of Coil Tubing Technology Inc. into 20 million shares of Grifco, as you suggest, which is contrary to other disclosures that you have about this arrangement, such as appears in footnote (4) on the same page.

RESPONSE:

         The Company has revised the previous disclosures to clarify the terms of the Series B Preferred Stock.

Questions 19 through 23, which relate specifically to auditing comments will be addressed by the Company and filed in a separate response letter on Edgar.

                                    Yours very truly,

                                    /s/John S. Gillies
                                    John S. Gillies
                                    Associate